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PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

February 17, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.—Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), in connection with the submission under the Securities Act of 1933, as amended, (the "Securities Act") of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"), we supplementally advise the staff (the "Staff") of the Securities and Exchange Commission that, at the Registrant's request, the underwriters have reserved up to 5% of the Common Stock to be offered in connection with the Registrant's initial public offering (the "Directed Shares") for sale in a Directed Share Program (the "Program"). The following information about the Program is being provided on a supplemental basis to the Staff on behalf of the Registrant and is based upon information provided to it by Lehman Brothers Inc. ("Lehman").

        The Registrant will specify the potential recipients of the Directed Shares and will allocate the Directed Shares among the actual recipients. The Registrant has selected Lehman to administer the Program.

        The Registrant will select the potential recipients of the Directed Shares from its officers, directors, employees and certain other persons associated with the Registrant and its subsidiaries (collectively, "Invitees," and each, an "Invitee"). "Certain other persons associated with the Registrant" refers to individuals with whom the Registrant and its subsidiaries have a business relationship, as well as "friends and family" of certain executive officers, directors and employees of the Registrant and its subsidiaries.

        When the preliminary prospectus is available, Lehman will make available a copy of the preliminary prospectus together with a package of materials relating to the Program (the "Package") to each Invitee. The Package will include: (i) an introductory Directed Share Program Notice from Lehman, (ii) an Instructions for Potential Participants and Payment Instructions Letter, (iii) an Indication of Interest Letter ("IOI Letter"), (iv) a Client Questionnaire, (v) forms for opening a brokerage account with Lehman and (vi) a Commonly Asked Questions Addendum. The Package to be distributed by Lehman in connection with the Program reflects all SEC comments received to date by Lehman in previous offerings for which Lehman administered such similar programs.

        In addition to explaining the mechanics of the Program, the Package makes clear that the Invitee is under no obligation to purchase Directed Shares through the Program, that responding to the Package will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Directed Shares, that no offer to buy Directed Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to purchase can be withdrawn by the Invitee, in whole or in part, without obligation or commitment, at any time prior to confirmation of the order (which confirmation is to be given after the effective date of the Registration Statement). In addition, the Package explains that all participants in the Program will be required to agree to a 180-day lock-up period. The materials contained in the Package will contain the Rule 134 legend.

        The IOI Letter is intended to be signed by the Invitee and returned to Lehman by mail in a pre-stamped return envelope. It is the method by which the Invitee affirms certain statements contained in the Package, including that the Invitee has received a copy of the preliminary prospectus, that the Directed Shares requested will be for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all Directed Shares requested and that the indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the Registration Statement. Lehman will use the information provided by Invitees in the Package, including the IOI Letter, in order to determine whether the Invitee is prohibited from purchasing Directed Shares under NASD Conduct Rule 2790.

        If the Invitee is interested in reserving Directed Shares through the Program, he, she or it is directed to return the materials contained in the Package to Lehman by a specified date. Once the Invitee has returned a completed Package to Lehman, and assuming there is no regulatory impediment to the Invitee's participation in the program under NASD Conduct Rule 2790, the Invitee's personal information and the number of Directed Shares in which the Invitee has expressed an interest will be forwarded to a representative of Lehman who will, at the direction of the Registrant, contact the Invitee to assist in opening a Lehman account to allow for purchase of Directed Shares. All purchases by any Invitee through the Program are made in an account at Lehman, subject to certain limited exceptions specifically approved by Lehman.

        Following the receipt of all expressions of interest and the establishment of accounts for each interested and eligible Invitee, the Registrant will determine the final allocation of Directed Shares made available to the Invitees. This allocation is made in the sole discretion of the Registrant. The exact number of Directed Shares available to Invitees is generally determined prior to, but not later than, the time of the pricing and is a function of the number of Invitees who have indicated an interest, the limit indicated by the Invitee, the number of Invitees meeting applicable regulatory requirements who have properly completed client questionnaires and account opening documents and the ultimate size of the offering, which is reserved in advance of the offering (we leave the placeholder in the S-1; the size does not include the "green shoe").

        Once the Registration Statement has been declared effective and the public offering of the Common Stock has priced, Lehman will notify each interested and eligible Invitee of the maximum number of Directed Shares that the Registrant has determined that such Invitee may purchase, each such Invitee's respective Lehman account number and the public offering price of the Common Stock. Delivery of the Directed Shares to each participating Invitee, and each participating Invitee's payment for such Directed Shares, will not occur until after the public offering of the Common Stock has priced and each participating Invitee has confirmed his, her or its allocation of the Directed Shares. The participating Invitees will not be permitted to pre-fund their accounts. The Directed Shares purchased at the initial offering price must be paid for in full no later than three full business days after the date of pricing.

        The procedures for the Program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information need to be sent to and returned by Invitees in advance of pricing. Payment and settlement procedures are the same.

        A copy of all draft Program materials, including the Package of materials expected to be distributed to all Invitees, is attached as Annex A to this letter and is being provided supplementally to the Staff. As of the date hereof, no materials have been furnished to any Invitee.

* * * * *

2

        Questions or comments regarding any matters with respect to the Registration Statement, the Program or the contents of this letter may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile
cc:	The Nasdaq Stock Market, Inc. Mr. Fumihiro Kozato Mr. Mark Voll Mr. Christopher Kaufman

3

Techwell

Directed Share Program Notice

Dear Prospective Investor:

In connection with our proposed initial public offering of Common Stock, we have made arrangements through one of our underwriters, Lehman Brothers Inc., to enable you to purchase shares directly from Lehman Brothers Inc. at the initial offering price if our registration statement related to our initial public offering is declared effective (the "Directed Share Program"). However, you are not obligated to purchase such shares and this notice is not intended to encourage or discourage you from requesting any shares. This letter is simply intended to inform you that there is a proposed offering in case you are interested in investing.

At this time, it is anticipated that the initial public offering price will be between $             and $             per share, but the actual price may be higher or lower and will be determined immediately prior to the offering. All of the shares in the Directed Share Program are being offered by Lehman Brothers Inc. You should be aware that any purchase of shares is an investment subject to certain risks, including the inherent risks of the stock market. There can be no assurance that the market price of the shares after the initial public offering will be higher than the initial offering price. In deciding whether you have any interest in purchasing any shares as described above, you should know that you may purchase the shares on the open market after the offering at the then current trading price.

If you are interested in purchasing at least [1,000] shares as part of the initial public offering, please read the enclosed preliminary prospectus describing the offering, including the "Risk Factors" section contained therein. Then, complete the enclosed forms pursuant to the attached sheet and return these to Lehman Brothers no later than             . A representative of Lehman Brothers Inc. will contact you shortly thereafter.

Please note that your indication of an interest in buying shares does not constitute an agreement on your part to buy any shares or an agreement on the part of Techwell, Inc. or Lehman Brothers Inc. to sell any shares to you. An indication of interest by you will simply provide Lehman Brothers Inc. some indication of how many shares may be requested through the Directed Share Program. No payment is required at this time. You are permitted to reserve shares only for your own personal account and not on behalf of any other person (although you may choose to purchase jointly with a member of your immediate family), as there is a limited number of shares. We cannot assure you of obtaining the number of shares requested. Further, allocation of shares is at the sole discretion of the company and is subject to compliance with state securities laws and the rules of the National Association of Securities Dealers, Inc.

A registration statement relating to the shares has been filed with the Securities and Exchange Commission but has not yet become effective. The shares may not be sold nor may offers to buy be accepted prior to the time when the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Your indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to confirmation of your order, which will occur after the effective date of the registration statement.

After the registration statement is effective, and assuming you meet certain regulatory requirements and have been approved by Lehman Brothers Inc., you will be informed by telephone of the exact offering price per share by a representative of Lehman Brothers Inc., as well as the number of shares allocated to you, and asked if you still wish to purchase the shares. If you do not confirm, you will not be able to purchase shares in the program and will not be allocated any shares. Please note that no part of the purchase price can be received until the registration statement becomes effective. If you confirm your intention to purchase shares, a copy of the prospectus, in final form, will be sent to you by Lehman Brothers Inc. together with a written confirmation of the sale. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or, at the latest, within three (3) business days after you have been contacted by Lehman Brothers Inc. Please be advised that any shares purchased through this program cannot be sold until 180 days following the date of the final prospectus. In addition, if you are a director or executive officer you may also be subject to any lock-up agreement you may have with the underwriters.

Sincerely,

Instructions for Potential Participants

Please review the attached letter from Techwell, Inc. and the preliminary prospectus carefully. If you are interested in participating in the Directed Share Program, please read and complete the following confidential documentation. Documentation must be returned by mail no later than                          to: Erol Tamer, Lehman Brothers Inc., 555 California Street, 30th Floor, San Francisco, CA 94104.

Form I	Indication of Interest Letter
This form will identify the number of shares that you are interested in purchasing. Please note that a final allocation will be determined at the time of pricing and you may receive some, all or none of your desired shares.
Form II	Client Questionnaire
This document is required to help determine your status as an eligible purchaser under the securities laws.
Form III	Directed Share Account Opening Documentation
This form will establish your account at Lehman Brothers Inc. for the purpose of participating in the Directed Share Program. It is important that you complete all sections of this form. Please note that this form will establish the legal title of your account. Joint accounts will be designated as Joint Tenant with Right of Survivorship unless otherwise indicated.
Lehman Brothers Client Agreement
This document contains W-9 Tax information (W-8 for foreign participants) and is required for all participants. Failure to return this document in a timely manner may result in mandatory 28% tax withholdings.

Payment Instructions:

If you intend to participate in the Directed Share Program, please do not make any payments at this time.

Once you are notified that you have been allocated shares, you must pay for the shares within three business days of the trade date.

Payment must be made by wire transfer or check. Please note that Lehman Brothers Inc. will not accept cash, third party checks (checks written to Lehman Brothers by a non-participant), money orders or credit/debit card payments.

Payment by wire transfer:	JP Morgan Chase Bank NYC, ABA # 021000021
Swift Code: CHASEUS33 (For International Participants Only)
FAO Lehman Brothers Inc.
Account # 140-094-221
FFC: (your account name)
A/C #: (your Lehman Brothers account number)
Payment by check:	Personal checks should be made payable to Lehman Brothers Inc. and should reference your account number. The checks should be mailed to the following address:
Lehman Brothers Inc. (Attn: Operations Manager) 555 California Street, 30th Floor, San Francisco, CA 94104
Lehman contacts:	Erol Tamer, Vice President	(415) 263-3328
	Monte Anderson, Vice President	(415) 263-4422
	Lydia Shih, Vice President	(415) 263-3326
	Lehman Brothers Global Partners	(800) 649-1749

Questions?:

If you have questions about the Directed Share Program or would like to obtain an additional copy of the preliminary prospectus, please contact the following:

Erol Tamer
Lehman Brothers Inc.
555 California Street, 30th Floor
San Francisco, CA 94104
Phone: (415) 263-3328
Fax: (646) 885-9617

Monte Anderson
Lehman Brothers Inc.
555 California Street, 30th Floor
San Francisco, CA 94104
Phone: (415) 263-4422
Fax: (646) 885-9617

Lydia Shih
Lehman Brothers Inc.
555 California Street, 30th Floor
San Francisco, CA 94104
Phone: (415) 263-3326
Fax: (646) 885-9617

Form I

Indication of Interest Letter

Techwell, Inc.
c/o Lehman Brothers Inc.
555 California Street
San Francisco, CA 94104
Fax: (646) 885-9617
Attn: Erol Tamer

Dear Sir/Madam:

☐
I am not interested in purchasing any Common Stock of Techwell, Inc. pursuant to the Directed Share Program [please sign below and return].

☐
I am interested in purchasing              of Common Stock of Techwell, Inc. (minimum [1,000] shares, in increments of 100) pursuant to the Directed Share Program.

I acknowledge that:

  1.
  I have received a copy of the preliminary prospectus.

  2.
  I am not assured of obtaining any, or all, of the number of shares requested hereby.

  3.
  The number of shares requested is for my own personal account and not on behalf of any other person.

  4.
  I am aware that full payment for the purchase price of the shares allotted to me, if any, will be required promptly after I receive confirmation of any allocation of shares to me. I am not sending any money at this time.

  5.
  This indication of interest involves no obligation or commitment of any kind and, by completing this form, I am not binding myself to purchase any of Techwell, Inc.'s shares. I understand that the purpose of this form is to provide some indication of how many shares may be requested by "friends" of Techwell, Inc. and that I will be notified by Lehman Brothers Inc. of the number of shares available for purchase by me.

  6.
  I understand that the final offering price per share cannot be determined until after the registration statement covering the proposed offering is declared effective. One copy of the prospectus in final form will be available at that time, along with a confirmation of my purchase.

  7.
  I understand that an arrangement has been made with Lehman Brothers Inc. for the sale of the reserved shares, and that when the registration statement covering the proposed offering is declared effective, I will be contacted by one of Lehman Brothers Inc.'s representatives by telephone to confirm my allocation of shares. At that time, I may choose to withdraw my indication of interest or to purchase a portion or all of the shares allocated to my account. I understand that my indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to my confirmation, after the effective date of the registration statement, of my allocation of shares.

  8.
  I understand that I will not receive the proceeds from the sale of any shares until such shares have been paid for in full.

  9.
  I understand that the shares purchased in the Directed Share Program are subject to a 180-day lock-up period after the offering and that the shares must remain in a Lehman Brothers Inc. account until the term of that lock-up agreement expires.

Date:	Signature:
Print Name:
Signature:
(Joint Party—if opening a Joint Account)
Print Name:

Form II

Client Questionnaire

Please complete the following:

Name:	Date:

Name of Your Employer:	Position:

If your employer is not Techwell, Inc. (the "Company"), briefly describe your employer's relationship or your relationship with the Company (and/or any of its employees), nature of services performed or goods supplied.

Please answer the following questions in the spaces provided:

Definition of Immediate Family Member: As used in the statements that follow, the term "immediate family" includes parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law, sister-in-law, son-in-law or daughter-in-law, children, or any other individual who receives or provides material support. Material support is deemed to be directly or indirectly providing more than 25% of a person's income in the prior calendar year.

•
I am not a broker-dealer engaged in the securities or investment banking business nor am I a member firm of the NASD. Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.

☐ TRUE	☐ FALSE	If FALSE, please name the broker-dealer, and describe your position:

•
I am not an officer, director, general partner, associated person, or employee or agent of any broker-dealer engaged in the investment banking or securities business (other than broker-dealers engaged solely in the purchase or sale of either investment company/variable contracts securities or direct participation program securities). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.
☐ TRUE	☐ FALSE	If FALSE, please name the broker-dealer, and describe the position:

•
I am not a finder in respect to the initial public offering of the Company's Common Stock, or a person acting in a fiduciary capacity (including among others, attorneys, accountants and financial consultants) to the managing underwriters (which include Lehman Brothers Inc., or co-managers). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.
☐ TRUE	☐ FALSE	If FALSE, name the broker-dealer for whom you or your immediate family member is acting as a finder or fiduciary:

•
I am not a senior official in the executive, legislative, administrative, military or judicial branches of a non- U.S. government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a corporation owned by a non-U.S. government-owned corporation.
•	☐ TRUE	☐ FALSE	If FALSE, please specify:

•
Do you have a Lehman Brothers Inc. account in which you have traded actively in the last 12 months?
☐ YES	☐ NO	If YES, please provide the Lehman Brothers Inc. account number and Investment Representative.

Signature	Print Name	Date

Signature(s) (Joint Party—if opening a Joint Account)	Print Name	Date

Form III

Directed Share Account Information

Account Number					GEO Code	Sweep Fund	Category Code

Branch	Account	Type	Check	IR

**
Please complete this form in its entirety.

☐ Tax ID Number or ☐ Social Security #	Co-Owner's Social Security Number

Enter the Legal Name and Mailing Address on the next 6 lines

Prefix	First Name	Middle Name	Last Name	Suffix

Prefix	First Name	Middle Name	Last Name	Suffix

Street Address...or third name as above...or custodian information

City...or for International accounts, City, Country, etc.			State/Country	Zip Code

Home Telephone	Business Telephone	Owner's Date of Birth	Co-Owner's Date of Birth	U.S. Citizen?

(If "No," specify country of citizenship)

Account Owner's Employment Information	Employer's Name	Employed Since

	Occupation	Retired (Indicate former occupation & employer)

Co-Owner's Employment Information	Employer's Name	Employed Since

	Occupation	Retired (Indicate former occupation & employer)

Investment Objectives	* Growth * Speculation * Risk Tolerance: Aggressive	* Lehman Brothers Inc. presumes these to be your investment objectives for this account. Please indicate if these are not your objectives: ☐ No, these are not my objectives.

Financial Profile	☐ Married ☐ Single ☐ Divorced ☐ Widowed	# of Dependents	Projected Retirement Year

Has Client ever had accounts with other brokerage firms? ☐ Yes, (specify) ☐ No	Investing Since (Enter Year) —>	Stocks	Bonds	Commodities	Options

Primary Source of Income (All Owners) ☐ Investments ☐ Compensation ☐ Retirement Assets

Estimated Total Annual Income (all sources)	Current Federal Income Tax Bracket	Estimated Liquid Net Worth	Estimated Total Net Worth

$	%	$	$

Personal Profile	*Cellular Phone Number	*Facsimile	*E-mail Address

Is IR registered in the state of Client residence?	IR Signature	Branch Manager's Approval

LEHMAN BROTHERS
      Where vision gets built.SM

Commonly Asked Questions

(1)
What is an Initial Public Offering (IPO)?

  An initial public offering (IPO) is a company's first offering of equity securities, such as shares of common stock, to the public. Often referred to as a new issue or primary offering, an IPO allows a company to raise capital from the public equity markets. Investors that are allocated shares in an IPO pay the initial public offering price for those shares.

(2)
What is the Directed Share Program?

  The Directed Share Program allows employees and certain other persons designated by Techwell, Inc. an opportunity to invest in its Common Stock at the public offering price.

(3)
Can a friend or relative of an invited participant also purchase shares in the Program?

  No. Because there are only a limited number of shares available for the Directed Share Program, only those participants who have been mailed the documents may purchase shares.

(4)
What is the minimum number of shares I can purchase at the IPO price?

  The minimum investment is [1,000] shares and multiples of 100 shares thereafter (i.e., 1,100, 1,200, 1,300, etc.). Please note that your indication of interest can be for as many shares as you desire. However, your actual allocation will be determined at the time of pricing.

(5)
How will I know how much money I will owe?

  The amount you will owe will be equal to the share price multiplied by the number of shares you are purchasing. For example, if the share price is $15 and you receive 1,000 shares, you will owe $15,000. If the shares are $17 each and you receive 1,000 shares, you will owe $17,000.

(6)
How long do I have to wait until I can sell my shares?

  There is a 180-day holding period (lock-up period) during which shares purchased in the Directed Share Program are restricted from being sold, transferred from Lehman Brothers Inc., pledged or assigned. After this time, shares may be freely sold in the open market.

(7)
Is there a charge to open an account with Lehman Brothers Inc. and/or buy shares at the IPO price?

  In order to receive shares under the Directed Share Program, an account MUST be opened with Lehman Brothers Inc. Participants in the Directed Share Program will not be charged a fee to open an account with Lehman Brothers Inc. and/or to buy shares at the IPO price.

Commonly asked questions...(cont.)

(8)
When and how do I pay for my shares?

  Shares purchased at the initial offering price must be paid for in full no later than three business days after the new share is priced (trade date). Funds may be sent via federal wire, per the following instructions, or by personal check (no third party checks accepted). You will only be obligated to pay for shares after you confirm your interest.

Lehman Brothers Wire Instructions	Mailing Address
JP Morgan Chase Bank NYC, ABA # 021000021	Lehman Brothers Inc.
Swift Code: CHASEUS33 (For International	Attn: (Operations Manager)
Participants Only)	555 California Street, 30th Floor,
FAO Lehman Brothers Inc.	San Francisco, CA 94104
Account # 140-094-221 FFC: (your account name) A/C #: (your Lehman Brothers account number)
(9)
When will I be notified of the number of shares that I am allocated in the Initial Public Offering?

  Lehman Brothers Inc. will notify by telephone all potential participants who submitted their Directed Share Program documentation of their final allocation after the registration statement covering the proposed offering is declared effective and the offering has priced. You will need to promptly confirm your order by telephone; at that time you will also receive your Lehman Brothers Inc. account number. You may also contact a Lehman Brothers Inc. Investment Representative at the numbers below to confirm your order and receive your Lehman Brothers Inc. account number; however, you may only make such confirmation after the registration statement covering the proposed offering is declared effective and the offering has priced.

(10)
Why must I supply personal financial information on Form III of the attached documents?

  Lehman Brothers Inc. is required to obtain financial information regarding an investor in order to conduct business and determine suitability for participation in an IPO. Personal information distributed to Lehman Brothers Inc. will be viewed only by those implementing the Directed Share Program at Lehman Brothers Inc.

(11)
Who do I contact if I have any questions?

Erol Tamer, Vice President	(415) 263-3328
Monte Anderson, Vice President	(415) 263-4422
Lydia Shih, Vice President	(415) 263-3326
Lehman Brothers Global Partners	(800) 649-1749

QuickLinks

  Directed Share Program Notice
  Form I
  Indication of Interest Letter
  Form II
  Client Questionnaire
  Form III
  Directed Share Account Information
  Commonly Asked Questions